EXHIBIT NO. 21

Subsidiaries of Registrant

Subsidiaries	Percentage Owned	Jurisdiction or State of Incorporation
Provident Community Bank	100%	United States
Provident Community Bancshares Capital Trust I	100%	Delaware
Provident Community Bancshares Capital Trust II	100%	Delaware